August 21 2020

To:  All Canadian Securities Regulatory Authorities

Re:  GIGA METALS CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type: Annual General and Special Meeting

Record Date for Notice of Meeting:  September 17, 2020

Record Date for voting (if applicable): September 17, 2020

Beneficial Ownership Determination Date: September 17, 2020

Meeting Date: October 22, 2020

Meeting Location (if available): Vancouver, BC

Issuer sending proxy related materials

 Directly to NOBOs: Yes

Issuer paying for delivery to OBO: No

Notice and Access (NAA) Requirements:

 NAA for Beneficial Holders: No

 NAA for Registered Holders: No

Voting Security Details:

Description: CUSIP Number: ISIN

COMMON SHARES 37518K102 CA37518K1021

#203-700 West Pender Street, Vancouver, BC  V6C 1G8

Tel:  604 681 2300